Exhibit (a)(5)(K)

FORM OF NOTICE FOR THE GAZETTE

Offer made by Parker-Hannifin Corporation (“the Company”) to acquire the whole of the issued share capital of Denison International plc (“the Denison Shares”) made on 19 December 2003 (“the Offer”).

NOTICE is hereby given that effective as of 12 February 2004 the Offer was declared unconditional in all respects and on 12 February 2004 the Company had accepted for payment over 90 percent of the shares of Denison to which the Offer relates. The Offer expired on 12 February 2004.

We hereby confirm that all of the Denison Shares held by persons who have not accepted the Offer (“the Non-Accepting Shareholders”) are being compulsorily acquired under the provisions of section 429 of the Companies Act 1985 and the consideration which you would otherwise have received through acceptance of the Offer will be transferred to Denison to be held on trust for the Non-Accepting Shareholders. Such consideration will be transferred to Non-Accepting Shareholders upon prior application to Denison at any time after 30 March 2004 provided that such application is accompanied by confirmation of their postal address, the certificate(s) of entitlement and/or other document(s) of title and/or a form of indemnity in respect of the Denison Shares held by them.

Any queries regarding this matter should be directed to Thomas A. Piraino, Jr., the Vice President, General Counsel and Secretary of the Company, at 6035 Parkland Boulevard, Cleveland, Ohio USA, or at telephone number (001) (216) 896-3000.